FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2005

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      ×            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      ×

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated March 25, 2005 regarding Hitachi’s agreement on acquisition of Fujitsu Hitachi Plasma Display shares and plasma technology patents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date April 4, 2005	By	/s/ Takashi Hatchoji
Takashi Hatchoji
Senior Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi Agrees to Acquire Fujitsu Hitachi Plasma Display Shares

and Plasma Technology Patents

TOKYO, Japan, March 25, 2005 — Hitachi, Ltd. (NYSE:HIT/TSE:6501) today reached an official agreement with Fujitsu Limited (TSE: 6702) concerning Fujitsu Hitachi Plasma Display Limited (FHP), a joint venture of the two companies, in accordance with a basic agreement signed on February 2, 2005. Under the agreement, both companies will provide financial assistance to FHP and Hitachi will acquire some of Fujitsu’s shareholding in FHP and Fujitsu patents relating to plasma display panel (PDP) technology.

The main details of the agreement signed today are as follows:

1.	Hitachi and Fujitsu will provide financial assistance to FHP through an injection of additional equity.

2.	Hitachi will acquire 30.1% of FHP’s issued shares from Fujitsu, giving Hitachi an 80.1% stake in FHP.

3.	Hitachi will acquire PDP module patents owned by Fujitsu.

FHP will become a subsidiary of Hitachi after the share transaction. Furthermore, Mr. Yoshiyuki Imoto, currently COO of Hitachi’s Ubiquitous Platform Systems, is to become FHP’s president. There will be no change to FHP’s name following the purchase of these shares.

By more tightly integrating their strategies, Hitachi and FHP will focus on developing business and expanding markets for products that make for a rich ubiquitous information society such as through the provision of the world’s most advanced PDPs and plasma TVs.

About Hitachi, Ltd.

Hitachi, Ltd. (TSE: 6501 / NYSE:HIT), headquartered in Tokyo, Japan, is a leading global electronics company, with approximately 326,000 employees worldwide. Fiscal 2003 (ended March 31, 2004) consolidated sales totaled 8,632.4 billion yen ($81.4 billion). The company offers a wide range of systems, products and services in market sectors, including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company’s Web site at http://www.hitachi.com.

# # #